May 9, 2019

Craig Newfield
General Counsel
Dynatrace Holdings LLC
1601 Trapelo Road, Suite 116
Waltham, MA 02451

       Re: Dynatrace Holdings LLC
           Draft Registration Statement on Form S-1
           Submitted April 12, 2019
           CIK No. 0001773383

Dear Mr. Newfield:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please disclose the percentage of the issued and outstanding shares of common stock that your executive officers, directors, and sponsor will, in the aggregate, beneficially own following this offering. Further, revise the corresponding risk factor on page 45 to note the effect of this increased concentration of ownership on the ability of stockholders to influence significant corporate decisions.
Spin-Off Transactions, page 9

2. Please revise this section to include charts showing your organizational structure before and after the spin-off transactions.
 Craig Newfield
FirstName Holdings LLC Newfield
Dynatrace LastNameCraig
Comapany NameDynatrace Holdings LLC
May 9, 2019
May 9, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to Our Common Stock and This Offering
Our charter and bylaws contain anti-takeover provisions . . .,, page 46

3. Please enhance the reference to the removal of directors only for cause by disclosing that such removal also will be subject to a supermajority voting provision. Our amended and restated bylaws designate the Court of Chancery . . .,, page 47

4. Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Further, you state here that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. Please clarify whether the forum selection provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there particularly is uncertainty as to whether a court would enforce such type of provision. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Market and Industry Data, page 52

5. You state that you have not independently verified the third-party market and industry data that you cite in the prospectus. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information that you have chosen to include. Please revise.
6. Please disclose the name and date of each third-party publication and report from which you have derived the market and industry data that is used throughout the prospectus.
Management's Discussion and Analysis of Financial Condition and Operating
Results
Key Metrics, page 67

7. You indicate in a risk factor on page 23 that your future revenues and operating results will be harmed if you are unable to acquire new customers, if your customers do not renew their contracts with you, or if you are unable to expand sales to your existing customers or develop new solutions that achieve market acceptance. Please tell us what consideration was given to including a discussion of renewal rates or retention rates during the periods presented (e.g., the number of annual contract customers that have renewed and declined to renew or the percentage of such customers on the last day of the
 Craig Newfield
Dynatrace Holdings LLC
May 9, 2019
Page 3
         prior year or quarter that remain customers on the last day of the current year or quarter).
         In addition, tell us whether you considered disclosing the number of Dynatrace customers that were new customers versus existing customers as of the end of each period presented. Finally, to the extent material, please discuss any known trends relating to renewals, retention, or new customers. We refer you to Section III.B of SEC Release No.
         33-8350.
8. You state that based on historical trends, you believe that the majority of your Classic
         ARR as of December 31, 2018 will convert to Dynatrace ARR over the next two years.
         Also, you disclose that as of December 31, 2018, 53% of your Dynatrace customers are new customers added since you launched Dynatrace in 2016 and that the remaining 47%
         were existing customers that either added or converted to Dynatrace since you launched
         Dynatrace in 2016. For context regarding your performance, please disclose the percentage of the decrease in Classic ARR that you retained through conversion to
         Dynatrace , as well as the percentage of Classic customers associated with such decrease that you retained through conversion, for each period presented. Also, disclose the percentage of the increase in the number of Dynatrace customers that was represented by Classic customers that added or converted to Dynatrace for each period presented.
         Finally, for further insight into the remaining conversion opportunity, please disclose the number of customers with a license to use the classic products as of the end of the most recent period presented.
Key Components of Results of Operations
Revenues, page 68

9. For insight into the quality of your recurring subscription revenue base, please disclose the average length of the SaaS agreements, term-based licenses, and the expected optional maintenance renewals associated with perpetual licenses as of the end of the most recent period presented. In this regard, you state on page F-41 that you expect to recognize revenue on 73% of the remaining performance obligations for subscription arrangements over the next 12 months.
Results of Operations, page 71

10. You disclose that subscription revenue growth was primarily attributable to the growing adoption of the Dynatrace platform by new customers combined with existing customers expanding their use of your solutions. Please revise to quantify the extent to which
FirstName LastNameCraig Newfieldmaterial change in subscription revenue. Refer to Item each factor contributed to the
Comapany NameDynatrace Holdings LLC
       303(a)(3) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K, and Section
May 9,III.D of SEC Release No. 33-6835.
        2019 Page 3
FirstName LastName
 Craig Newfield
FirstName Holdings LLC Newfield
Dynatrace LastNameCraig
Comapany NameDynatrace Holdings LLC
May 9, 2019
May 9, 2019 Page 4
Page 4
FirstName LastName
11. You disclose that your increases in research and development and sales and marketing are attributable to increased personnel and other costs. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for the line items that are impacted.
Critical Accounting Policies and Estimates
Revenue Recognition, page 88

12. You disclose that you determine standalone selling price for all your performance obligations using observable inputs such as standalone sales and historical contract pricing. You also disclose you determine that your pricing for software licenses and subscription services is highly variable and therefore allocate the transaction price to those performance obligations using the residual approach. Please clarify whether your standalone price for all your arrangements are determined using observable inputs or whether all or certain arrangements are determined using the residual approach.
Business
Customers, page 104

13. Please clarify whether any organization accounted for 10% or more of your revenue for the fiscal years ended March 31, 2017 and 2018. In this regard, you state that in infrequent cases, a single organization may comprise multiple customer accounts when there are distinct divisions, departments or subsidiaries that operate and make purchasing decisions independently from the parent organization. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to
         Item 101(c)(1)(vii) of Regulation S-K.
Sales and Marketing, page 104

14. For context, please quantify the extent to which you have been dependent on your network of partners to market and sell your solutions. In this regard, you state that such network drives a "material portion" of your revenues.
Executive Compensation
Narrative Disclosure to Summary Compensation Table
Bonuses and Commissions, page 116

15. Please identify the performance measures that were used to determine the annual bonuses paid to your named executive officers for fiscal year 2019. Refer to
Item 402(o) of
         Regulation S-K.
 Craig Newfield
FirstName Holdings LLC Newfield
Dynatrace LastNameCraig
Comapany NameDynatrace Holdings LLC
May 9, 2019
May 9, 2019 Page 5
Page 5
FirstName LastName
Executive Employment Arrangements, page 116

16. Please disclose the material terms of the new employment agreements that provide for payments to the named executive officers upon termination or a change in control. In this regard, your disclosure on page 122 indicates that you have termination of employment and change in control arrangements with these executive officers. Refer to Item 402(q) of
         Regulation S-K.
Notes to Consolidated Financial Statements
Revenue recognition, page F-11

17. You disclose that you sell software licenses, subscriptions, maintenance and support, and professional services together in contracts with your end-customers or channel partners.
         Please clarify whether the channel partner is your customer under these arrangements.
         We refer you to ASC 606-10-20.
General

18. Please disclose the source of the assertion that you offer the market-leading software intelligence platform, purpose-built for the enterprise cloud.
19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
20. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Matthey Crispino, Attorney-Adviser, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Information Technologies
                                                               and Services
cc:      Kenneth J. Gordon